Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

Telephone: (949) 250-2500

December 18, 2007

Mr. Perry J. Hindin

Special Counsel

Mail Stop 6010

U.S. Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Edwards Lifesciences Corporation
Definitive 14A
Filed March 30, 2007
File No. 001-15525

Dear Mr. Hindin:

Reference is made to your letter dated December 5, 2007 with respect to Edwards Lifesciences Corporation (the “Company”) Definitive Proxy Statement filed with the SEC on March 30, 2007.

This note confirms our December 17-18 voicemail exchange in which you granted the Company an extension of time to and including January 11, 2008 to respond to the above-referenced letter.

Thank you for your cooperation.

Sincerely,

/s/ Jay P. Wertheim
Jay P. Wertheim
Vice President,
Associate General Counsel
and Corporate Secretary